K&L GATES

One Lincoln Street

Boston, Massachusetts 02111

November 8, 2011

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn: Ed Bartz, Esq.

VIA EDGAR

RE:	The Endowment Registered Fund, L.P. (811-21528)
The Endowment TEI Fund, L.P. (811-21730)
The Endowment Institutional Fund, L.P. (811-22367)
The Endowment Institutional TEI Fund W, L.P. (811-22465)
The Endowment Master Fund, L.P. (811-21527)

Dear Mr. Bartz:

We received the Staff’s oral comments (the “Comments”) on the amendments to the registration statements on Form N-2 (the “Registration Statements”) filed by The Endowment Registered Fund, L.P., The Endowment TEI Fund, L.P., The Endowment Institutional Fund, L.P and The Endowment Institutional TEI Fund W, L.P. (collectively, the “Feeder Funds”), and by The Endowment Master Fund, L.P. (the “Master Fund” and, with the Feeder Funds, the “Registrants”) on October 20, 2011. We respectfully submit this response letter on behalf of Registrants.

We have for the convenience of the Staff repeated the Comments below, followed by Registrants’ responses. Defined terms have the same meanings as used in the Registration Statements, unless otherwise noted.

Comment:

1.	On page 10,[1] under “Investment Strategies – Low Volatility Asset Classes – Traditional Fixed Income,” please disclose any policy regarding average maturity and, if none, so state.

[1]

For convenience, all page numbers refer to the pagination on EDGAR for the filing of The Endowment TEI Fund, L.P. The disclosure is common among the Feeder Funds and both the comments and responses thereto apply uniformly to all Feeder Fund Registrants.

Response: The requested change will be made. Because the traditional fixed income strategies covered within the portfolio may at any given time cover numerous average maturities, the Funds will add disclosure so stating.

Comment:

2.	On page 11, under “High Yield Bonds,” please include the parenthetical phrase “junk bonds” in the general description of the asset class, to note common parlance for certain of such assets.

Response: The requested change will be made.

Comment:

3.	Based on the discussion on page 43 regarding investments in emerging markets, please add disclosure on page 9, under “Investment Strategies – Equity Asset Classes – International Equity,” stating that such investments may include emerging markets investments.

Response: The requested change will be made.

Comment:

4.          With regard to the Master Fund, in the first paragraph under Part A, it appears that there is a typographical error in the reference to “Amendment No. 1 to the Registration Statement on Form N-2 (File No. 811-22367),” which should refer to Amendment No. 2.

Response: The reference noted is incorrect, and will be updated to refer to Amendment No. 2.

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Thank you for your attention to these matters. If you have any questions, I may be reached at (617) 261-3231.

Sincerely,

/s/ George J. Zornada

George J. Zornada

cc:	John Price